Exhibit 99.1

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	2

CONSOLIDATED FINANCIAL STATEMENTS:

Statements of Operations and Comprehensive Income (Loss) for the Fiscal Years Ended February 2, 2013, January 28, 2012, and January 29, 2011	3

Balance Sheets as of February 2, 2013 and January 28, 2012	4

Statements of Cash Flows for the Fiscal Years Ended February 2, 2013, January 28, 2012, and January 29, 2011	5

Statements of Shareholders’ Equity for the Fiscal Years Ended February 2, 2013, January 28, 2012, and January 29, 2011	6

Notes to Consolidated Financial Statements	7-26

Independent Auditors’ Report

The Board of Directors

Specialty Retail Shops Holding Corp.:

We have audited the accompanying consolidated financial statements of Specialty Retail Shops Holding Corp. and subsidiaries (the Company), which comprise the consolidated balance sheets as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended February 2, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Specialty Retail Shops Holding Corp. and subsidiaries as of February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 2013 in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in note 1 to the consolidated financial statements, the Company merged with Pamida Holding Company, Inc. (Pamida) in 2012. The Company and Pamida have common ownership and control. Accordingly, the accompanying financial statements as of all dates and for all periods presented have been retroactively restated to give effect to the merger as if it had occurred prior to all periods presented.

/s/ KPMG LLP

Chicago, Illinois

April 18, 2013

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE FISCAL YEARS ENDED FEBRUARY 2, 2013, JANUARY 28, 2012, AND JANUARY 29, 2011

(In thousands)

	February 2, 2013	January 28, 2012	January 29, 2011

REVENUES:
Net sales	$2,749,260	$2,729,464	$2,740,160
Licensed department rentals and other income	15,943	15,337	15,284

Total revenues	2,765,203	2,744,801	2,755,444

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	1,957,436	1,933,007	1,932,134
Selling, general and administrative expenses	802,004	735,688	732,982
Depreciation and amortization expenses	44,763	34,194	29,793

Total costs and expenses	2,804,203	2,702,889	2,694,909

EARNINGS (LOSS) FROM OPERATIONS	(39,000)	41,912	60,535

INTEREST EXPENSE, NET	31,123	35,867	36,979

INCOME (LOSS) BEFORE INCOME TAXES	(70,123)	6,045	23,556

INCOME TAX BENEFIT	(27,603)	(963)	(15,162)

NET INCOME (LOSS)	$(42,520)	$7,008	$38,718

Other comprehensive loss-pension and postretirement benefit adjustment, net of tax benefit of $240, $468, and $561, respectively	(364)	(711)	(852)

COMPREHENSIVE INCOME (LOSS)	$(42,884)	$6,297	$37,866

See accompanying notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF FEBRUARY 2, 2013 AND JANUARY 28, 2012

(In thousands)

	February 2, 2013	January 28, 2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,570	$20,806
Receivables (net of allowance for losses of $782 and $965, respectively)	64,496	63,868
Merchandise inventories	541,715	517,248
Other current assets	18,277	8,875

Total current assets	643,058	610,797

PROPERTY AND EQUIPMENT, Net	171,211	142,574

INTANGIBLE ASSETS, Net	26,096	26,061

GOODWILL	926	926

DEFERRED INCOME TAXES	98,513	77,994

DEBT ISSUANCE COSTS	12,528	9,256

OTHER ASSETS	10,826	10,109

TOTAL ASSETS	$963,158	$877,717

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$9,362	$8,293
Accounts payable	244,634	236,038
Accrued compensation and related taxes	27,237	15,767
Deferred income taxes	44,632	43,724
Other accrued liabilities	59,063	50,818
Accrued income and other taxes	17,687	23,552

Total current liabilities	402,615	378,192

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS—Less current portion	488,869	366,480

OTHER LONG-TERM OBLIGATIONS	55,091	49,060

LONG-TERM RELATED PARTY OBLIGATIONS	2,958	26,301

SHAREHOLDERS’ EQUITY:
Common stock (par value $0.001: 11,500,000 shares authorized, 10,001,000 shares issued and outstanding at February 2, 2013; 10,000,000 shares authorized, issued and outstanding at January 28, 2012)	10	10
Additional paid-in capital	56,242	57,417
Retained earnings (deficit)	(42,022)	498
Accumulated other comprehensive loss	(605)	(241)

Shareholders’ equity	13,625	57,684

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$963,158	$877,717

See accompanying notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED FEBRUARY 2, 2013, JANUARY 28, 2012, AND JANUARY 29, 2011

(In thousands)

	February 2, 2013	January 28, 2012	January 29, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(42,520)	$7,008	$38,718
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	44,763	34,194	29,793
Amortization of deferred financing costs	6,191	6,580	4,776
Gain on the sale of property and equipment	(382)	(2,754)	(993)
Gain on the sale of intangible assets	(918)	(1,066)	(2,808)
Impairment charges	2,071	791	672
Deferred income tax provision (benefit)	(19,371)	5,731	8,978
Stock compensation expense (income)	(1,175)	495	551
Change in assets and liabilities:
Receivables	(1,128)	(1,218)	(3,806)
Merchandise inventories	(24,567)	(18,348)	(25,435)
Other current assets	(10,115)	473	683
Other long-term assets	(453)	509	(389)
Accounts payable and accrued liabilities	13,988	(20,034)	29,208
Long-term related party payable	—	125	—
Unrecognized tax benefits (Note 3)	—	(2,809)	(23,849)
Other long-term obligations	8,604	(1,594)	(1,858)

Net cash provided by (used in) operating activities	(25,012)	8,083	54,241

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(59,352)	(39,886)	(25,981)
Proceeds from the sale of property and equipment	481	2,725	1,116
Payments for pharmacy customer lists	(6,089)	(4,548)	(1,979)
Proceeds from the sale of pharmacy customer lists	1,952	1,066	2,510
Payments for commercial pharmacy acquisition	—	—	(5,500)

Net cash used in investing activities	(63,008)	(40,643)	(29,834)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid (Note 5)	—	—	(30,000)
Change in book cash overdraft	2,300	149	(1,688)
Borrowings under revolving credit facilities	683,773	659,863	827,866
Repayments under revolving credit facilities	(573,117)	(615,691)	(800,787)
Proceeds from issuance of debt	—	—	2,107
Repayment of other debt and capital lease obligations	(8,673)	(10,502)	(8,690)
Pamida stock repurchase	—	(60)	—
Payment of financing costs (Note 9)	(9,478)	(875)	(14,592)
Borrowings under note payable	3,000	—	—
Repayment of related party note payable	(23,217)	—	—
Borrowings under financing agreement	11,196	—	—

Net cash provided by (used in) financing activities	85,784	32,884	(25,784)

CASH AND CASH EQUIVALENTS—Beginning of period	20,806	20,482	21,859
Net increase (decrease) in cash and cash equivalents	(2,236)	324	(1,377)

CASH AND CASH EQUIVALENTS—End of period	$18,570	$20,806	$20,482

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (received) during the period for:
Interest	$26,320	$26,469	$29,966
Income taxes (net of refunds)	$(5,339)	$6,107	$6,056
Noncash investing activities—assets acquired under capital lease	$7,797	$4,529	$8,353

See accompanying notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED FEBRUARY 2, 2013, JANUARY 28, 2012, AND JANUARY 29, 2011

(In thousands)

	Common Stock		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive Income
	Shares	Amount	Capital	(Deficit)	(Loss)	Total

BALANCE—January 30, 2010	10,000	$10	$56,431	$(15,228)	$1,322	$42,535
Stock compensation expense			551			551
Net income				38,718		38,718
Dividends paid (Note 5)				(30,000)		(30,000)
Other comprehensive loss					(852)	(852)

BALANCE—January 29, 2011	10,000	$10	$56,982	$(6,510)	$470	$50,952
Stock compensation expense			495			495
Net income				7,008		7,008
Pamida stock repurchase			(60)			(60)
Other comprehensive loss					(711)	(711)

BALANCE—January 28, 2012	10,000	$10	$57,417	$498	$(241)	$57,684
Issuance of non-voting stock	1	—				—
Stock compensation income			(1,175)			(1,175)
Net loss				(42,520)		(42,520)
Other comprehensive loss					(364)	(364)

BALANCE—February 2, 2013	10,001	$10	$56,242	$(42,022)	$(605)	$13,625

See accompanying notes to consolidated financial statements.

SPECIALTY RETAIL SHOPS HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF FEBRUARY 2, 2013 AND JANUARY 28, 2012,

AND FOR THE FISCAL YEARS ENDED FEBRUARY 2, 2013, JANUARY 28, 2012,

AND JANUARY 29, 2011

1.	ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Specialty Retail Shops Holding Corp. (the “Company”) was incorporated by an investment fund affiliated with Sun Capital Partners, Inc. (“Sun Capital”) in December 2005 for the purpose of acquiring all of the outstanding shares of common stock of Shopko Stores, Inc. On December 28, 2005 (“the Acquisition Date”), the Company acquired all the issued and outstanding shares of Shopko Stores, Inc. (“the Acquisition”). The Company is a wholly-owned subsidiary of SKO Group Holding, LLC (the “Parent”) which is owned by an affiliate of Sun Capital and other co-investors.

On February 7, 2012, a merger became effective between the Company and Pamida Holding Company, Inc. (“Pamida”) (the “Merger”). See Note 2 for additional merger-related information. The combined entity has approximately 330 locations in 22 states. Prior to the Merger, the Company and Pamida were both owned by the Parent. Thus, the Merger has been accounted for as a related party asset transfer between entities under common control in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ™ (“ASC”) Topic 805, Business Combinations. The Company’s financial statements have been retroactively restated to reflect the Merger.

Following the Merger, the Company has a wholly-owned operating subsidiary, ShopKo Holding Company, LLC (“Shopko”), surviving entity to ShopKo Holding Company, Inc. (“Shopko Inc.”). Shopko has a wholly-owned real estate subsidiary that owns certain real properties which are primarily leased to a Shopko wholly-owned subsidiary, ShopKo Stores Operating Co., LLC (“Shopko Operating”). Shopko Operating is a retailer engaged in selling general merchandise and providing retail health services with stores operated in Midwest, North Central, Western and Pacific Northwest states. Shopko Operating also has a wholly-owned commercial pharmacy subsidiary that operates two closed shop pharmacies serving institutions and homes with more than 4,500 beds.

Basis of Presentation—The Company operates on a 52/53-week fiscal year basis. The 2012 fiscal year was a 53 week period and ended on February 2, 2013 (“Fiscal 2012”). The 2011 fiscal year was a 52 week period and ended on January 28, 2012 (“Fiscal 2011”). The 2010 fiscal year was a 52 week period and ended on January 29, 2011 (“Fiscal 2010”).

Shareholders’ Equity and Stock Split—On February 7, 2012, the Company amended its certificate of incorporation to authorize 11,000,000 shares of $0.001 par value per share common stock, of which 10,000,000 shares are voting shares and 1,000,000 shares are non-voting. The Company subsequently executed a 1-for-10,000 common stock split. The stock split resulted in each outstanding share of common stock being reclassified and changed into 10,000 shares of common stock. All share data has been adjusted to give effect to the stock split.

The stock option plan previously maintained by Shopko Inc. has been assigned to and assumed by the Company. All other terms of the stock option plan and all stock options issued thereunder remain unchanged. The 1,000 shares of non-voting common stock, par value $0.01 of Shopko Inc., issued and outstanding pursuant to the Shopko Inc. stock option plan were exchanged for 1,000 shares of non-voting common stock of the Company.

On May 8, 2012, the Company amended its certificate of incorporation to authorize an additional 500,000 shares of $0.001 par value per share common stock. The newly authorized shares will be non-voting and as of the date of issuance of these consolidated financial statements, none have been issued.

At February 2, 2013, the Company had 10,000,000 shares of voting common stock and 1,000 shares of non-voting common stock issued and outstanding, respectively. At January 28, 2012, all 10,000,000 issued and outstanding shares of common stock were voting.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Corrections—The Company’s prior year financial results for the 52 weeks ended January 28, 2012 and January 29, 2011, as presented herein have been adjusted to reflect certain corrections that the Company has concluded are not material to the prior period financial statements taken as a whole.

The Consolidated Statements of Operations was revised to correct the presentation of optical service revenue that had been presented on a net basis and to correct the timing of revenue recognition for prescriptions filled but not yet delivered to customers. The effect of these corrections on the Company’s previously issued Consolidated Statements of Operations for the 52 weeks ended January 28, 2012 and January 29, 2011 is as follows:

	January 28, 2012
	Reported	Corrections	Revised
Net sales	$2,714,099	$15,365	$2,729,464
Cost of sales (before depreciation and amortization)	1,933,031	(24)	1,933,007
Selling, general and administrative expenses	720,318	15,370	735,688
Net income	6,989	19	7,008

	January 29, 2011
	Reported	Corrections	Revised
Net sales	$2,725,231	$14,929	$2,740,160
Cost of sales (before depreciation and amortization)	1,932,135	(1)	1,932,134
Selling, general and administrative expenses	718,069	14,913	732,982
Net income	38,701	17	38,718

The Consolidated Balance Sheet as of January 28, 2012 was revised to adjust for the impact of correcting the timing of revenue recognition for prescriptions filled but not yet delivered to customers, and to revise the presentation of accrued loss contingencies to reflect related receivables for recoveries from insurance providers on a gross basis. The effect on the Company’s previously issued Consolidated Balance Sheet as of January 28, 2012 is as follows:

	January 28, 2012
	Reported	Revenue Recognition Correction	Loss Contingency Correction	Revised
Receivables	$65,501	$(1,633)	$—	$63,868
Merchandise inventories	515,950	1,298	—	517,248
Other Assets	2,949	—	7,160	10,109
Other long-term obligations	41,900	—	7,160	49,060
Retained earnings	833	(335)	—	498

The retained deficit as of January 30, 2010 was increased by $0.3 million to reflect the historical impact of these corrections on the Consolidated Statements of Shareholders’ Equity.

Reclassifications—Certain reclassifications were made to prior year financial results and balances to conform to the current year presentation. These reclassifications did not impact net income (loss) in any year.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and in banks as well as all highly liquid investments with an original maturity at date of purchase of three months or less. Included in cash and cash equivalents are credit card and debit card receivables from banks, which generally settle between one to four business days, of $8.8 million at February 2, 2013 and $7.7 million at January 28, 2012. The Company’s cash management policy provides for controlled disbursement. As a result, the Company had outstanding checks in excess of funds on deposit at certain banks. These amounts, which were $16.0 million as of February 2, 2013 and $13.7 million as of January 28, 2012, are included in accounts payable in the accompanying Consolidated Balance Sheets.

Receivables—Receivables consist primarily of amounts collectible from third party insurance carriers, retail store customers for optical and pharmacy purchases, commercial pharmacy customers, governmental agencies such as Medicare and Medicaid, and merchandise vendors for promotional and advertising allowances (“Vendor Allowances”). Substantially all amounts are expected to be collected within one year. The Company assesses past due accounts based on contractual terms. The Company provides an allowance for losses based on historical experience and on a specific identification basis.

Vendor Allowances—The Company accounts for vendor consideration in accordance with FASB ASC Topic 605, Revenue Recognition. The Company records vendor allowances and discounts in the Consolidated Statements of Operations when the purpose for which those monies were designated is fulfilled. Rebates and allowances received as a result of attaining defined purchase levels are billed or accrued over the incentive period based on the terms of the vendor arrangement and estimates of qualifying purchases during the rebate program period. These estimates are reviewed on a regular basis and adjusted to reflect changes in anticipated product sales and expected purchase levels. Allowances provided by vendors generally relate to inventory recently purchased and, accordingly, are reflected as reductions of cost of sales as merchandise is sold. Vendor allowances received for advertising or fixturing programs reduce the Company’s expense or cost for the related advertising or fixturing program. The Company establishes a receivable for vendor allowances that are earned but not yet received. The majority of all year-end receivables associated with these activities are collected within the following fiscal quarter. The Company also maintains a valuation reserve in other accrued liabilities based on historical levels of vendor allowances that are paid back or not collected.

Merchandise Inventories—Merchandise inventories are stated at the lower of cost or market. Cost, which includes certain distribution and transportation costs, is determined through use of the last-in, first-out (“LIFO”) method for substantially all inventories. At February 2, 2013 and January 28, 2012, inventories would have been greater by $15.4 million and $11.8 million, respectively, if they had been valued on a lower of first-in, first-out (“FIFO”) cost or market basis. LIFO inventory charges were $3.6 million for the 53 weeks ended February 2, 2013, and $4.2 million and $1.9 million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively. The Company reduces inventory for estimated losses related to shrink and markdowns. The shrink estimate is based on historical losses determined by ongoing physical inventory counts.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, which are 15 to 40 years for buildings, 20 years for land improvements, and 5 to 10 years for fixtures and equipment. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the asset, whichever is shorter. Property under capital leases is amortized over the related lease term.

Goodwill and Intangible Assets—Goodwill represents the excess of cost over fair value of net assets acquired. Intangible assets include customer relationships in the pharmacy business which were either acquired from third parties or were recognized in connection with a business combination. These customer relationships are recorded at fair value and amortized on a straight-line basis over an estimated useful life of 10 years. Goodwill is not amortized and is reviewed for impairment at least annually during the fourth quarter or more frequently when events occur that require additional review in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other. During Fiscal 2012, the Company elected to perform a qualitative assessment to determine whether it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was not more likely than not that the carrying value of the reporting unit exceeded its fair value. Therefore, the Company did not prepare a quantitative impairment test. As of February 2, 2013 and January 28, 2012 there was $0.9 million of goodwill recorded on the Consolidated Balance Sheet.

Impairment of Long-Lived Assets—In accordance with FASB ASC Topic 360, Property, Plant and Equipment, the Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of long-lived assets may warrant revision or that the remaining carrying value of an asset may not be recoverable. The determination of possible impairment is based on assessment of the Company’s ability to recover the carrying value of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be measured by comparing the carrying amount of the asset to its fair value. During Fiscal 2012, the Company determined that there were indicators of impairment at certain stores. The Company completed tests for impairment at the identified stores and recorded impairment of certain store assets. See Note 14 for further discussion regarding impairment of assets.

Closed Location Reserves—Pursuant to the provisions of FASB ASC Topic 420, Exit or Disposal Cost Obligations, the Company expenses when incurred all amounts related to the discontinuance of operations of locations identified for closure. For closed locations that are under lease, the Company records a liability for the net present value of required lease payments and related costs from the date of closure through the end of the lease term, net of expected sublease rental income. During Fiscal 2012, the Company recognized liabilities for closed locations under long-term leases and recorded adjustments of estimates associated with previously closed locations. See Note 14 for further discussion.

Debt Issuance Costs—Costs related to the issuance of debt are capitalized and amortized to interest expense using the straight line method over the lives of the related debt, which approximates the effective interest method. Upon amendment of lines of credit, unamortized deferred financing fees are evaluated in accordance with FASB ASC Topic 470, Debt. The Company adjusts the amount of unamortized debt issuance costs as necessary based on the results of this evaluation.

Revenue Recognition—Revenue from the sale of products is recognized at the time both title and the risk of ownership are transferred to the customer, which generally occurs upon delivery to the customer for internet sales and at the point of sale for retail transactions. Revenue is recognized net of expected returns, which are estimated based on historical experience. The Company classifies the reserve for expected returns in other current liabilities. Revenues from services are recognized when the services are rendered. Revenues from licensed departments are recorded at the net amounts to be received from licensees at the time customers take possession of the merchandise. For third party prescription sales, revenue is recognized at the time the customer picks up the prescription. Revenues from optical services are recorded at the time of service. Revenues from optical products are recorded at the time customers take possession of the products. For commercial pharmacy sales, revenue is recognized at the time the prescription is delivered to the customer. Revenue from gift card sales is recognized when the gift card is redeemed.

Fees for shipping and handling charged to customers in connection with internet sale transactions are included in net sales. Costs related to shipping and handling are included in cost of sales. Taxes collected from customers are accounted for on a net basis and are excluded from sales.

Customer Loyalty Programs—The Company maintains two customer loyalty benefit programs that allow customers to earn discounts on future purchases in the form of discount coupons based on qualifying purchase activity. The first program provides customers with a $10 coupon for every tenth prescription filled at one of the Company’s pharmacies. The second program provides customers with a $10 coupon for every $300 in qualifying purchases. Reward coupons can be used on future purchases and expire 30 days after being issued. On a quarterly basis, an estimate of the obligation related to the benefits earned under the programs is recorded as deferred revenue and as a decrease to net sales. The estimate is based on assumptions related to customer purchase levels and redemption rates based on historical experience. At the time the $10 coupon is redeemed, deferred revenue is reduced and a corresponding amount is recognized in net sales.

Vendor Concentration—The Company purchases merchandise inventories from several hundred vendors worldwide. The Company had a major vendor that accounted for approximately 34%, 35%, and 35% of cost of sales in Fiscal 2012, Fiscal 2011, and Fiscal 2010, respectively. At February 2, 2013, the amount payable to this vendor was approximately $69 million.

Advertising—The Company expenses advertising costs, net of vendor allowances, in the period incurred. Advertising expense was $35.3 million for the 53 weeks ended February 2, 2013, and $36.2 million and $38.8 million for the 52 weeks ended January 28, 2012, and January 29, 2011, respectively.

Insurance / Self-Insurance—The Company retains a portion of the risk related to certain general liability, workers’ compensation, property loss and employee medical and dental claims. Recorded liabilities associated with these self-insured programs include estimates of losses for both claims filed and claims incurred but not yet reported. The Company estimates an ultimate cost based on an analysis of historical data. Workers’ compensation and general liabilities are recorded at an estimate of their net present value; other liabilities are not discounted. The Company maintains stop-loss coverage to limit the exposure related to certain risks and records receivables for related recoveries from insurance providers in other assets.

Pre-opening Costs—The Company expenses pre-opening costs of retail stores as incurred.

Income Taxes—The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes, which requires that deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes, using enacted tax rates. FASB ASC Topic 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company’s financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities, based solely on the technical merits of the position. When facts and circumstances change, the Company reassesses its uncertain tax positions and records any necessary adjustments in the consolidated financial statements as appropriate.

The Company recognizes interest and penalty expense related to uncertain tax positions in the provision for income taxes. Accruals for income tax exposures, including penalties and interest, expected to be settled within the next year are included in accrued income and other taxes with the remainder included in other long-term obligations in the Consolidated Balance Sheets.

Stock-based Employee Compensation Plans—The Company follows the guidance contained in FASB ASC Topic 718, Compensation—Stock Compensation, which requires that the cost resulting from all share-based payment transactions be recognized as compensation cost over the vesting period based on the fair value of the instrument on the date of grant.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, receivables, accounts payable, accrued liabilities and short-term debt approximate their fair value as they are generally short-term in nature. The fair value of the Company’s long-term debt is estimated using quoted market values or discounted cash flow analysis based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. As of February 2, 2013 and January 28, 2012, the carrying amount of the Company’s long-term debt approximated fair value as the interest rate is variable and similar to market rates.

Recent Accounting Pronouncements—Effective January 29, 2012, the Company adopted Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amended ASC Topic 820, Fair Value Measurement. ASU No. 2011-04 is intended to result in convergence between accounting principles generally accepted in the Unites States (“GAAP”) and International Financial Reporting Standards (“IFRS”) requirements for measurement of and disclosures about fair value. This amendment clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350)-Testing Indefinite-Lived Intangible Assets for Impairment. ASU No. 2012-02 simplifies how an entity is required to test indefinite-lived intangible assets for impairment. This guidance provides an entity the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, which the Company did effective July 28, 2012. The Company’s adoption of this guidance during Fiscal 2012 did not have a material impact on its consolidated financial statements.

There are no other recently issued accounting pronouncements that apply to the Company that are expected to have a material impact on its consolidated financial statements.

2.	MERGER

On February 7, 2012, the Merger became effective between the Company and Pamida. The combined entity has approximately 330 locations in 22 states. Subsequent to the Merger, the Company initiated a process to convert Pamida stores to a Shopko format. This included a change to the main store inventories to reflect a Shopko inventory assortment. The Company incurred capital costs of $45.4 million and assumed assets under capital lease of $4.8 million in conjunction with the conversions. During Fiscal 2012, the Company also closed several existing Pamida stores and the Pamida headquarters facility in Omaha, NE as discussed in Note 14.

The following table summarizes the merger related costs included in selling, general and administrative expenses incurred during the 53 weeks ended February 2, 2013, amounts paid for merger related costs during the 53 weeks ended February 2, 2013, and merger related costs included in other accrued liabilities and other long-term obligations as of February 2, 2013:

(In thousands)	Merger expenses	Amounts paid	Amounts accrued
Store conversion expenses	$24,959	$24,774	$185
Inventory liquidation expenses	8,289	8,289	—
Establish closed location reserves	8,065	61	8,004
Severance and relocation expenses	5,697	4,250	1,447
Professional fees	2,623	2,098	525
Contract breakage costs	2,450	122	2,328
Asset impairment	1,403	—	1,403
Transaction fee	1,000	1,000	—
Other merger costs	7,813	4,172	1,776

Total merger costs	$62,299	$44,766	$15,668

In addition, $1.9 million of non-cash merger related costs included in selling, general and administrative expenses were incurred during the 53 weeks ended February 2, 2013.

3.	INCOME TAXES

Prior to the Merger, the Company and Pamida filed separate company income tax returns in their respective jurisdictions. Separate filings preclude offsetting complementary tax positions of the merged entities in certain jurisdictions during the pre-merger periods, resulting in disproportionate tax effects when presented on a combined basis.

The benefit for income taxes includes the following for the years ended:

	February 2, 2013	January 28, 2012	January 29, 2011
(In thousands)
Current:
Federal	$(7,591)	$(2,820)	$(20,535)
State	(614)	(3,874)	(3,455)
Deferred	(19,398)	5,731	8,828

Total benefit	$(27,603)	$(963)	$(15,162)

The effective income tax rate for the years presented below varies from the statutory U.S. federal income tax rate for the following reasons:

	February 2, 2013	January 28, 2012	January 29, 2011
(In thousands)
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes—net of federal tax benefits	5.7%	(37.9)%	(4.3)%
Adjustment to uncertain tax positions	0.0%	0.0%	(92.9)%
Tax credits	0.0%	(11.8)%	(0.5)%
Other	(1.3)%	(1.3)%	(1.7)%

Effective income tax rate	39.4%	(16.0)%	(64.4)%

Components of the Company’s net deferred tax asset (liability) are as follows:

	February 2, 2013	January 28, 2012
(In thousands)
Deferred tax assets:
Reserves and allowances	$10,685	$15,854
Restructuring and impairment reserves	11,598	7,426
Capital leases	20,147	22,255
Compensation and benefits	7,015	3,920
Intangibles and other	5,843	3,374
Federal loss and credit carryforwards	65,245	41,183
State loss and credit carryforwards	12,696	8,588
Valuation allowance	(892)	(838)

Total deferred tax assets	132,337	101,762

Deferred tax liabilities:
Inventory valuation	(52,672)	(53,428)
Property and equipment	(24,963)	(12,165)
Other	(821)	(1,899)

Total deferred tax liabilities	(78,456)	(67,492)

Net deferred tax asset	$53,881	$34,270

Long-term deferred tax asset	$98,513	$77,994

At February 2, 2013, the Company and its subsidiaries have federal net operating loss and tax credit carryforwards of $180.6 million and $2.0 million, respectively. These loss and credit carryforwards will expire in varying amounts through 2032 if not utilized. At February 2, 2013, the Company and its subsidiaries have state net operating loss and tax credit carryforwards of $189.9 million and $3.0 million, respectively. The state loss and credit carryforwards will expire in varying amounts through 2032 if not utilized.

Under FASB ASC Topic 740, Income Taxes, management is obligated to evaluate the likelihood of realizing deferred tax assets. A valuation allowance is required if, based upon available evidence, it is more likely than not that all or some portion of the assets will not be realized. Based upon its analysis, a $0.9 million valuation allowance, excluding federal benefit, was recorded for deferred tax assets related to certain state tax credit carryforwards as of February 2, 2013. Management believes the remaining recorded amount of deferred tax assets as of February 2, 2013 will more likely than not be realized, and that a valuation allowance is not required based upon its evaluation of available evidence that includes a history of operating profitability, reversing taxable temporary differences and expectations of future earnings.

The Company has no unrecognized tax benefits as of February 2, 2013 and January 28, 2012. The Company does not expect a significant change in unrecognized tax benefits within the next 12 months.

The following table presents a summary of activity in the Company’s unrecognized tax benefits:

(In thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Balance at beginning of year	$—	$3,011	$29,225
Additions based on tax positions taken during prior years	—	—	149
Reduction for tax positions taken in prior years	—	(149)	(4,483)
Statute expiration	—	(2,862)	(21,880)

Balance at end of year	$—	$—	$3,011

The Company did not recognize interest benefit for the 53 weeks ended February 2, 2013. The Company recognized interest benefit of $1.6 million and $5.1 million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively, related to unrecognized tax benefits. The Company had no accrued interest related to unrecognized tax benefits as of February 2, 2013 and January 28, 2012, respectively. The Company had accrued interest related to unrecognized tax benefits of $1.6 million as of January 29, 2011 included in other long-term obligations. The Company has not recorded any accruals for penalties on the uncertain tax positions.

The Company’s U.S. federal income tax returns have been examined by the Internal Revenue Service (“IRS”) through Fiscal 2011. Years subsequent to 2011 remain open to examination. Tax returns in certain state jurisdictions for 2007 and subsequent years remain subject to examination by taxing authorities. Tax returns of Pamida for years 2007 through 2011 remain open to examination by major tax jurisdictions as carryforward attributes from these years may still be adjusted upon examination by the IRS and state taxing authorities if the attributes are utilized in a later period.

4.	RELATED PARTY TRANSACTIONS

Consulting and Management Agreements—Prior to February 7, 2012, the Company and an affiliate of Sun Capital (“the Manager”) were parties to a long-term management services agreement (the “Shopko Management Agreement”), whereby the Manager provided the Company with financial and management consulting services. For the services rendered by the Manager, the Company paid the

Manager an annual fee of $3.0 million, plus reimbursement of out-of-pocket expenses not to exceed $1.0 million during any 12 month period. Payment of the annual fee was limited by certain covenants in the Company’s Revolving Credit Facility (see Note 9). The covenant restrictions provided for the quarterly payment of $0.4 million (not to exceed $1.5 million annually) as long as certain availability thresholds were met, plus out-of-pocket expenses. The remaining $1.5 million was accrued and payable only if certain cash flow thresholds were attained.

Prior to February 7, 2012, Pamida and the Manager were also parties to a long-term management services agreement (the “Pamida Management Agreement”). For financial and management consulting services rendered by the Manager, Pamida paid the Manager an annual fee of $1.0 million, plus reimbursement of out-of-pocket expenses. Payment of the annual fee was limited by certain covenants in Pamida’s Revolving Credit Facility (see Note 9). The covenant restrictions provided for the quarterly payment of $0.1 million plus out-of-pocket expenses as long as certain availability thresholds were met. The remaining $0.5 million management fee was accrued and payable if certain cash flow thresholds were attained.

In addition, the Shopko and Pamida Management Agreements also provided that, upon the occurrence of certain events (including and without limitation refinancings, restructurings, equity or debt offerings, acquisitions, mergers and divestitures), the Company shall pay to the Manager a fee for its consulting services equal to 1% of the aggregate consideration paid to or by the Company in connection with such event unless prohibited by the Company’s Revolving Credit Facilities. During Fiscal 2010, the Company expensed and paid to the Manager aggregate fees of $0.4 million. No such accruals or payments were made in Fiscal 2011.

On February 7, 2012, in conjunction with the Merger, the Shopko and Pamida Management Agreements were superseded and replaced with a new agreement with the Manager (the “Consulting Agreement”). The Consulting Agreement has a 10 year term, provides for an annual fee to the Manager of $4.0 million payable quarterly in advance, an additional fee upon the occurrence of certain events and reimbursement of out-of-pocket expenses. In connection with the Merger, a transaction fee of $1.0 million was paid to the Manager pursuant to the Consulting Agreement.

Consulting fee expenses incurred in connection with the Consulting Agreement and included in selling, general and administrative expenses were $5.0 million for the 53 weeks ended February 2, 2013, which is inclusive of a transaction fee of $1.0 million incurred in connection with the Merger. Management fee expenses incurred in connection with the Shopko and Pamida Management Agreements and included in selling, general and administrative expenses were $4.1 million for each of the 52 weeks ended January 28, 2012 and January 29, 2011, respectively. Amounts payable under the Shopko Management Agreement of $1.5 million were included in other accrued liabilities as of January 28, 2012. The Company has prepaid $1.0 million of consulting fee expenses as of February 2, 2013 and $0.3 million of Management fee expenses as of January 28, 2012, pursuant to the Shopko Management Agreement, included in other current assets. Additionally, the Company had accrued fees of $3.0 million and $3.1 million as of February 2, 2013 and January 28, 2012, respectively, included in long-term related party obligations pursuant to the Pamida Management Agreement. On April 5, 2012, the Company paid $1.6 million in accrued management fees related to Fiscal 2011 and on April 19, 2011, the Company paid $1.5 million in accrued management fees related to Fiscal 2010, as it met the cash flow thresholds related to the Shopko Management Agreement.

On April 17, 2013, the Company paid $3.0 million of fees accrued pursuant to the Pamida Management Agreement (see Note 15).

Sun Capital Note Payable—Prior to the Merger, Pamida had a note payable agreement with Sun Retail Finance Holdings, LLC. The note bore interest at 15.0% and interest was added to the principal of the note semi-annually. Principal was payable at the time the note matured. On February 7, 2012, in conjunction with the Merger, the Company assumed the note payable and the maturity date of the note was extended from January 28, 2015 to May 8, 2017. The note was secured by substantially all of the properties and assets of the Company but was subordinated in right of payment to the Revolving Credit Facility. As of January 28, 2012, this note had outstanding principal and interest of $23.2 million and was included in long-term related party obligations. During the fourth quarter of Fiscal 2012, the outstanding balance of principal and interest, $26.4 million, was repaid and the debt was extinguished.

5.	DIVIDENDS PAID

During Fiscal 2010, the Company paid dividends in the amount of $30.0 million to the shareholder of record. The dividends were financed with additional borrowings under the Company’s Revolving Credit Facilities (see Note 9). There were no dividends paid in Fiscal 2012 or Fiscal 2011.

6.	PROPERTY AND EQUIPMENT

Property and equipment as of February 2, 2013 and January 28, 2012 includes:

(In thousands)	February 2, 2013	January 28, 2012
Property and equipment—at cost:
Land	$869	$866
Buildings	9,028	11,744
Equipment	176,909	155,862
Leasehold improvements	73,927	63,741
Property under construction	5,826	1,713
Property under capital leases	23,007	15,897

Total property and equipment	289,566	249,823

Less accumulated depreciation and amortization	(118,355)	(107,249)

Property and equipment—net	$171,211	$142,574

Depreciation and amortization expense related to property and equipment was $40.1 million for the 53 weeks ended February 2, 2013, and $30.1 million and $26.2 million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively.

7.	INTANGIBLE ASSETS

Intangible assets as of February 2, 2013 and January 28, 2012 are as follows:

(In thousands)	February 2, 2013	January 28, 2012
Intangible assets—at cost:
Customer relationships	$40,446	$37,784
Non-compete agreements	2,640	2,640

Total intangible assets	43,086	40,424

Less accumulated amortization:
Customer relationships	(14,717)	(12,261)
Non-compete agreements	(2,273)	(2,102)

Total accumulated amortization	(16,990)	(14,363)

Total intangible assets, net	$26,096	$26,061

Customer relationship intangible assets increased during Fiscal 2012 due to acquisitions of pharmacy customer lists net of pharmacy customer list sales.

Amortization expense related to intangible assets was $4.7 million for the 53 weeks ended February 2, 2013, and $4.1 million and $3.6 million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively. Approximate annual amortization of intangible assets for the five fiscal years subsequent to the 53 weeks ended February 2, 2013 is as follows:

(In thousands) Fiscal Year	Amount
2013	$4,111
2014	3,997
2015	3,863
2016	3,723
2017	3,417

8.	GOODWILL AND ACQUISITIONS

Goodwill is not amortized and is reviewed for impairment at least annually during the fourth quarter or more frequently when events occur that require additional review in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other. Impairment testing performed during Fiscal 2012 determined that goodwill was not impaired. Goodwill was $0.9 million as of February 2, 2013 and January 28, 2012.

9.	DEBT

The components of the Company’s debt, excluding the Sun Capital Note Payable (see Note 4), as of February 2, 2013 and January 28, 2012 are as follows:

(In thousands)	February 2, 2013	January 28, 2012

Revolving Credit Facilities	$413,578	$302,923
Senior unsecured notes, 9.25% due March 15, 2022	5,681	5,679
Other obligations	27,859	15,179
Capital lease obligations	51,113	50,992

	498,231	374,773

Less—current portion of long-term debt and capital lease obligations	(9,362)	(8,293)

Long-term debt and capital lease obligations	$488,869	$366,480

Revolving Credit Facility—The Company has a senior secured asset-based revolving credit facility (the “Revolving Credit Facility”). On February 7, 2012, in conjunction with the Merger, the borrowing limits under the Company’s and Pamida’s revolving credit facilities were combined and the terms were amended. The amendments increased the credit facility size to $760.0 million and extended the term through February 7, 2017. The amended Revolving Credit Facility consists of three components, Revolver A, Revolver A-1, and Revolver B, which are subject to borrowing base calculations based primarily on a percentage of inventory, accounts receivable, and customer relationship files. Revolver B loans are deemed to be the first loans made and the last loans repaid. Interest for Revolver A, Revolver A-1, and Revolver B is payable monthly. The Revolving Credit Facility is secured by essentially all the assets of the Company, excluding real property and equipment. The Revolving Credit Facility limits the number of store closings, payment of dividends, new indebtedness, repurchase of common stock, capital expenditures and transactions with affiliates, including payment of consulting fees, and also requires the Company to meet certain financial performance covenants. The Company was in compliance with all covenants as of February 2, 2013.

A summary of the interest rates in effect for borrowings under the merged and amended Revolving Credit Facility is as follows:

Loan	LIBOR	Prime
A	LIBOR + 1.75%	Prime + 0.75%
A-1	LIBOR + 3.50%	Prime + 2.50%
B	LIBOR + 8.75%	Prime + 7.75%

As a result of the amendment to the Company’s Revolving Credit Facility in conjunction with the Merger, the Company incurred financing fees of approximately $9.2 million.

Revolver A has maximum available borrowings and letters of credit up to $700.0 million. The total outstanding letters of credit is limited to $200.0 million. Borrowings bear interest at a variable rate based on a certain formula (2.5% at February 2, 2013). At February 2, 2013, there were borrowings of $353.6 million under Revolver A with $176.5 million of additional borrowings available.

Borrowings under Revolver A-1 are capped at $30.0 million. Maximum borrowings available are determined by a certain formula. At February 2, 2013, there were borrowings of $30.0 million under Revolver A-1, with no additional borrowings available. Borrowings bear interest at a variable rate based on a certain formula (3.7% at February 2, 2013).

Borrowings under Revolver B are capped at $30.0 million. Maximum borrowings available are determined by a certain formula. At February 2, 2013, there were borrowings of $30.0 million under Revolver B. Borrowings bear interest at a variable rate based on a certain formula (9.0% at February 2, 2013).

The Company issues documentary letters of credit during the ordinary course of business as required by certain foreign vendors as well as stand-by letters of credit as required by certain insurers and other parties. As of February 2, 2013, the Company had outstanding stand-by letters of credit of $19.6 million and outstanding documentary letters of credit of $1.5 million.

Prior to the significant Revolving Credit Facility modifications on February 7, 2012, the Company and Pamida each maintained secured asset-based revolving credit facilities (“Prior Revolving Credit Facilities”). Under the Prior Revolving Credit Facilities, Revolver A had maximum available borrowings and letters of credit up to $571.5 million. Total outstanding letters of credit was limited to $200.0 million. Borrowings bore interest at a variable rate based on a certain formula (5.1% at January 28, 2012). At January 28, 2012, there were borrowings of $251.9 million under Revolver A, with $242.1 million of additional borrowings available.

Under the Prior Revolving Credit Facilities, borrowings under Revolver B were capped at $60.8 million at January 28, 2012. Maximum borrowings available were determined by a certain formula. There were borrowings of $51.1 million under Revolver B at January 28, 2012, with no additional borrowings available. Borrowings bore interest at a variable rate based on a certain formula (11.8% at February 2, 2012).

Under the Prior Revolving Credit Facilities, the Company and Pamida issued documentary letters of credit during the ordinary course of business, as well as stand-by letters of credit. As of January 28, 2012, the Company had outstanding stand-by letters of credit of $23.1 million and outstanding documentary letters of credit of $1.3 million.

As of February 2, 2013, the Company has unamortized capitalized fees of $12.5 million that are being amortized over the remaining terms of the facilities in accordance with FASB ASC Topic 470, Debt.

On March 29, 2013, the Revolving Credit Facility was amended (see Note 15).

Other Obligations—Sale-Leaseback Transaction—In connection with a sale-leaseback transaction with a third party real estate investment trust (the “REIT”) in Fiscal 2006, the Company recognized $21.9 million of the proceeds received as financing obligations pursuant to the requirements of FASB ASC Topic 840, Leases, due to the Company’s continuing involvement with four properties. The Company’s continuing involvement with one of these properties ended in Fiscal 2007, at which time the Company recognized the sale of the property and the related reduction in debt. Included in current portion of long-term debt and long-term debt as of February 2, 2013 and January 28, 2012 are $12.6 million and $12.9 million, respectively, of this financing obligation. A total of $4.3 million of the gain on this transaction was deferred and is being recognized over the remaining life of the lease. Included in other accrued liabilities and other long-term obligations as of February 2, 2013 and January 28, 2012 are $3.1 million and $3.3 million, respectively, of such deferred gain. The nature of the Company’s continuing involvement with the remaining properties could change in the future at which time the transfer will be accounted for as a sale with the related reduction in long-term debt.

Other Obligations—Financing Agreement—During Fiscal 2012, the Company entered into a financing agreement in order to fund certain merger-related equipment purchases. The agreement, secured by the purchased equipment, requires monthly principal and interest payments commencing in Fiscal 2012 and extending through January 1, 2018. The agreement provides for interest on the outstanding principal balance ranging from 5.5% to 7.99%. Included in current portion of long-term debt and long-term debt as of February 2, 2013 are $10.2 million of outstanding borrowings under this agreement. There were no borrowings under this agreement as of January 28, 2012.

Other Obligations—Notes Payable—On March 1, 2012, the Company and the REIT entered into an agreement in which the Company provided an unconditional guarantee of payment and performance related to the master leases between the REIT and Pamida. The agreement amended the subordinated promissory note between the REIT and Pamida such that the Company assumed all obligations of Pamida under the note, including the current outstanding principal balance of $2.0 million at 5.0% interest. Payments of the principal due on this note commence on March 1, 2014 and continue over the following three years. On April 12, 2012, the Company and the REIT established a five year subordinated promissory note in the amount of $3.0 million at 8.5% interest. Payments of the principal due on this note commence on June 1, 2014 and continue over the following three years. Included in current portion of long-term debt and long-term debt as of February 2, 2013 and January 28, 2012 are $5.0 million and $2.2 million, respectively, related to these notes payable.

Approximate annual maturities of the Company’s long-term debt (excluding capital lease obligations) for the five fiscal years subsequent to February 2, 2013, are as follows:

(In thousands) Fiscal Year	Amount
2013	$2,504
2014	4,068
2015	4,334
2016	4,468
2017	415,827
2018 and thereafter	15,916

Total maturities	$447,117

10.	LEASE OBLIGATIONS

The Company leases certain stores, office facilities, warehouses, computers and equipment. Operating and capital lease obligations are based upon contractual minimum rents and, for certain stores, amounts in excess of these minimum rents are payable based upon specified percentages of sales. Contingent rent is accrued over the lease term, provided that the achievement of the specified sales levels is probable. Certain leases include renewal or purchase options.

Minimum future obligations under capital and operating leases in effect at February 2, 2013 are as follows:

(In thousands) Fiscal Year	Capital Lease Obligations	Operating Lease Obligations
2013	$12,268	$103,157
2014	12,611	110,840
2015	10,260	107,507
2016	9,312	105,297
2017	8,479	103,678
2018 and thereafter	26,216	779,689

Total minimum future obligations	79,146	$1,310,168

Less amount representing interest	(28,033)

Present value of minimum future obligations	51,113

Obligations due within one year	(6,858)

Long-term obligations	$44,255

Total minimum future rental payments have not been reduced by $2.0 million of sublease rentals to be received in the future under noncancelable subleases.

Total rent expense, net of sublease income, related to all operating leases, except leases related to closed locations as discussed in Note 14, was $107.1 million for the 53 weeks ended February 2, 2013, and $105.4 million and $104.1 million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively. Rent expense has been reduced by sublease rental income of $0.6 million for the 53 weeks ended February 2, 2013, and $0.6 million and $0.4 million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively.

A significant number of the Company’s properties are leased pursuant to master leases with the REIT. On March 19, 2009, Shopko Operating executed an amendment to its master lease agreement with the

REIT that deferred the initial measurement and adjustment date to determine if there would be an adjustment to the base rent. Shopko Operating also executed a lease supplement with the REIT on the same date that allowed for the deferral of certain lease payments. The total deferred obligation of $2.6 million was paid by the Company in Fiscal 2010. Both the amendment and supplement were accounted for in accordance with the provisions of FASB ASC Topic 840, Leases.

On March 1, 2012, the Company and the REIT entered into an agreement in which the Company provided an unconditional guarantee related to the master lease between the REIT and Pamida. The agreement additionally provided for a $0.5 million payment by the REIT to the Company and established a five year note between the Company and the REIT (see Note 9).

Certain operating leases require payments to be made on a predetermined escalating basis. The Consolidated Statements of Operations reflect rent expense on a straight-line basis over the term of those leases. However, the lease arrangements with the REIT and certain other lease agreements have contingent rent provisions indexed to future increases in the consumer price index (“CPI”) which adjusts over a specified period. Generally, these provisions provide for a rent increase at the lesser of 1.25 times the percentage change in the CPI for a specified three year period or no more than 6%. Because of the volatility and uncertainty with respect to future changes in the CPI, the Company’s inability to determine the extent to which any specific future change in the CPI is probable at each rent adjustment date during the term of these leases and the Company’s assessment that the multiplier does not represent a significant leverage factor, the associated rent expense is not reflected in the Consolidated Statements of Operations on a straight-line basis over the term of the leases. Certain leases require the Company to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises.

11.	INTEREST EXPENSE

Net Interest Expense on the Consolidated Statements of Operations is composed of the following:

(In thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Interest expense	$31,248	$35,888	$37,550
Interest income	(125)	(21)	(571)

Interest expense, net	$31,123	$35,867	$36,979

12.	BENEFIT PLANS

Stock-based Compensation Plans—The Company maintains a stock option plan which provides for the granting of non-qualified stock options to various officers, directors and affiliates of the Company. Prior to the Merger, the stock option plan was maintained by the Company’s subsidiary, Shopko Inc. In conjunction with the Merger, the stock option plan was assigned and assumed by the Company. All other terms of the stock option plan and all stock options issued thereunder remain unchanged. The options granted under the plan have a term of ten years and generally vest over five years. A summary of information related to the stock options granted as of February 2, 2013 is as follows:

Shares Outstanding	Reserved for Option Grant	Stock Options Outstanding	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Fair Value At Grant
10,001,000	800,000	441,694	$5.15-$29.33	$15.74	$4.68

In accordance with FASB ASC Topic 718, Compensation—Stock Compensation, forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. During Fiscal 2012, the forfeiture rate estimate was adjusted from 25% to 50% to reflect increased forfeitures experienced by the Company. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. This change in estimate reduced stock compensation expense by $1.6 million resulting in income from stock-based compensation of $1.2 million for the 53 weeks ended February 2, 2013. Stock-based compensation expense of $0.5 million was recognized for each of the 52 weeks ended January 28, 2012 and January 29, 2011, respectively. Prior to the Merger, Pamida also maintained a stock option plan which was cancelled in January 2012. Stock compensation expense related to this plan is not material to the consolidated financial statements. As of February 2, 2013, there was $0.3 million of total unrecognized compensation cost related to non-vested, share-based compensation plans, which is expected to be recognized over a weighted average period of approximately 5 years. The fair value of the options granted was estimated using the Black-Scholes option pricing model based on the estimated market value of the Company at the grant date and the weighted average assumptions specific to the underlying options, as follows:

	Options authorized November 2010	Options authorized March 2011	Options authorized July 2011
Risk-free interest rate	2.02%	2.80%	2.28%
Expected volatility	24.44%	24.96%	24.96%
Dividend yield	0.0%	0.0%	0.0%
Expected option life (years)	6.5	6.5	6.5
Weighted average fair value	$7.13	$8.45	$9.00

The following table summarizes the Company’s stock option activity for Fiscal 2012, Fiscal 2011 and Fiscal 2010:

	2012		2011		2010
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of year	631,694	$15.50	690,927	$16.17	697,621	$15.78
Granted	45,000	29.33	5,000	26.36	40,000	24.12
Forfeited/expired	235,000	17.68	64,233	23.62	46,694	17.05
Exercised	—	—	—	—	—	—

Balance at end of year	441,694	$15.74	631,694	$15.50	690,927	$16.17

Defined Contribution Plan—Substantially all employees of the Company are covered by a defined contribution plan. The plan provides for an employer matching contribution equal to 100% of the first three percent and 50% of the next two percent of compensation contributed by participating employees. Employer matching contributions were $6.5 million for the 53 weeks ended February 2, 2013, and $6.1 million and $5.8 million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively.

Pamida also maintained a defined contribution plan through December 22, 2012. Employer matching contributions related to this plan were not material to the consolidated financial statements. Effective December 23, 2012, substantially all Pamida employees were covered by the Company’s defined contribution plan.

Other Benefits—The Company also provides a Supplemental Retirement plan and a Postretirement Benefits plan to certain qualified employees. Both plans are unfunded and costs associated with these benefits are accrued during the employee’s service period. The benefit obligation related to the Supplemental Retirement plan was $6.7 million and $6.2 million as of February 2, 2013 and January 28, 2012, respectively. The benefit obligation related to the Postretirement Benefits plan was immaterial as of February 2, 2013 and January 28, 2012. The Postretirement Benefits plan was terminated as of January 1, 2011, and no new participants may enroll. Existing retirees covered in accordance with eligibility rules as of December 31, 2010 may continue coverage to age 65.

The Consolidated Balance Sheets include current liabilities related to these two plans of $0.3 million as of February 2, 2013 and January 28, 2012. Long-term liabilities related to these two plans were $6.4 million and $6.0 million as of February 2, 2013 and January 28, 2012, respectively. Net periodic benefit costs (income) included in selling, general and administrative expense was $0.1 million for the 53 weeks ended February 2, 2013, and $0.1 million and ($0.1) million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively.

The expected amount of the unrecognized net gains included in accumulated other comprehensive income to be amortized as a component of net periodic benefits cost during the 52 weeks ending February 1, 2014 is immaterial.

13.	LITIGATION

During the 52 weeks ended January 29, 2011, the Company received a subpoena from the Office of Inspector General, United States Department of Health and Human Services in connection with an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The subpoena requested retail pharmacy claims data for “dual eligible” customers (i.e., customers with both Medicaid and private insurance coverage), information concerning the Company’s retail pharmacy claims processing systems, copies of pharmacy payor contracts and other documents and records. The Company cooperated with these requests for information and was later informed that the federal government and various named plaintiff states would not intervene in a previously-filed qui tam action initially filed by a relator. Following the government’s investigation and determination not to intervene, the complaint, which was filed in April 2010 in the United States District Court for the Western District of Wisconsin, was unsealed and served on the Company during March 2011. The complaint alleges that the Company improperly billed Medicaid claims for “dual eligible” customers.

The Company believes the above described action to be without merit and intends to contest it vigorously. In May 2011, the Company filed a Motion to Dismiss the complaint, which Motion remains pending with the Court. As a loss is not considered probable, no amounts have been accrued for this matter. The Company, however, cannot predict with certainty the timing or outcome of this litigation.

In the normal course of business, the Company or its subsidiaries have been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. The Company records reserves for claims and related legal costs when management concludes that it is probable that a loss will be incurred and that the amount of such loss can be reasonably estimated. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the consolidated financial statements of the Company.

14.	LEASE TERMINATION, CLOSED LOCATION RESERVES AND IMPAIRMENT CHARGES

As a result of the Merger, the Company closed or sold seventeen stores and the Pamida headquarters facility during the 53 weeks ended February 2, 2013. In connection with certain of the store closings, the Company sold prescription files for $2.3 million, equipment and fixtures for $0.2 million, and inventory for $0.7 million. A gain of $1.1 million was recorded as a result of such sales and is included as a reduction of selling, general and administrative expenses in the Consolidated Statements of Operations.

The Company closed six stores during the 52 weeks ended January 28, 2012. One of the locations closed was owned by the Company. The Company sold the land, building, prescription files, prescription drug inventory, and other tangible assets for $3.3 million. A gain of $3.1 million was recorded as a result of the sale and is included in selling, general and administrative expenses in the Consolidated Statements of Operations.

The Company maintains a liability related to remaining obligations associated with closed locations. Fluctuation in the liability is attributable to new closures, changes in assumptions and cash payments. Each quarter, the Company evaluates assumptions underlying estimates of lease payments and related costs to be incurred through the end of the remaining lease terms, and expected sublease rental income to be received during this period, and adjusts the liability accordingly. Associated charges or credits due to changes in estimates are recorded pursuant to FASB ASC Topic 420, Exit or Disposal Cost Obligations, and are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

The following table reflects changes in the liability related to closed locations due to new closures, changes in assumptions, accretion expense and cash payments for the years indicated:

(In thousands)	February 2, 2013	January 28, 2012
Balance—beginning of period	$19,476	$24,156
Changes in assumptions about future sublease income, terminations, and changes in interest rates	796	(1,396)
Establish reserve for Pamida headquarters facility	6,394	—
Establish reserve for current year store closures	1,844	218
Accretion expense	2,748	3,147
Cash payments, net of sublease income	(5,481)	(6,649)

Balance—end of period	$25,777	$19,476

During the 53 weeks ended February 2, 2013, the Company entered into lease termination agreements related to eight closed locations. Pursuant to the agreements, the Company made cash payments of $0.2 million to settle the outstanding obligations related to the leases. As a result of the agreements, the Company released $0.4 million of the previously established reserve to selling, general and administrative expenses in the Consolidated Statements of Operations.

During the 52 weeks ended January 28, 2012, the Company entered into a lease termination agreement related to a previously closed location. Pursuant to the agreement, the Company made a cash payment of $1.3 million to settle the outstanding obligation related to the lease. As a result of the agreement, the Company released $1.1 million of the previously established reserve to selling, general and administrative expenses in the Consolidated Statements of Operations.

During the 52 weeks ended January 29, 2011, the Company entered into lease termination agreements for three previously closed locations. Pursuant to the agreements, the Company made cash payments of $0.4 million to settle the outstanding obligations related to the leases. As a result of the agreements, the Company released $0.4 million of the previously established reserves to selling, general and administrative expenses in the Consolidated Statements of Operations. Also during the 52 weeks ended January 29, 2011, the Company entered into subleases of the buildings at three previously closed locations which decreased the estimated liability for those locations by $0.9 million.

The Company recorded impairment charges of long-lived assets at nine stores totaling $2.1 million during the 53 weeks ended February 2, 2013 and six stores totaling $0.8 million and five stores totaling $0.7 million for the 52 weeks ended January 28, 2012 and January 29, 2011, respectively, which are included in selling, general and administrative expenses in the Consolidated Statements of Operations. These charges reflect the write-down of long-lived assets at stores as a result of the Company’s impairment test comparing the carrying amount of the asset to its fair value based on estimated future cash flows, which indicated the carrying value of the asset would not be recoverable.

15.	SUBSEQUENT EVENTS

On March 29, 2013, the Revolving Credit Facility was amended. Certain terms and conditions of the Revolving Credit Facility were amended, which included reducing the minimum Revolver B interest rate, increasing the limit on the sale of prescription files in connection with store closings, granting approval for one or more cash dividends or distributions up to $50 million, allowing payment of $3.0 million of accrued fees under the Pamida Management Agreement, and allowing payment of outstanding balances on the notes payable to the REIT. The size and term of the Revolving Credit Facility were unchanged by the amendment. The Company does not expect to incur additional financing fees or experience a change in syndication as a result of the amendment.

A summary of the interest rates in effect for borrowings under the amended Revolving Credit Facility is as follows:

Loan	LIBOR	Prime
A	LIBOR + 1.75%	Prime + 0.75%
A-1	LIBOR + 3.50%	Prime + 2.50%
B	LIBOR + 7.50%	Prime + 6.50%

On April 17, 2013, the Company paid $3.0 million of fees accrued pursuant to the Pamida Management Agreement which were included in long-term related party obligations on the consolidated balance sheet as of February 2, 2013.

The Company evaluated all events subsequent to the balance sheet date of February 2, 2013 through the date of issuance of these consolidated financial statements, April 18, 2013, and has determined there are no additional subsequent events that required disclosure in the consolidated financial statements under FASB ASC Topic 855, Subsequent Events.

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